Exhibit 99.1

INTERIM FINANCIAL INFORMATION

GOLDEN OCEAN GROUP LIMITED

Second Quarter 2021

August 26, 2021

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2021

Hamilton, Bermuda, August 26, 2021 - Golden Ocean Group Limited (NASDAQ: GOGL / OSE: GOGL) (the “Company” or “Golden Ocean”), the world's largest listed owner of Capesize vessels, today announced its results for the quarter ended June 30, 2021.

Highlights

•	Net income of $104.5 million and earnings per share of $0.52 for the second quarter of 2021 compared with net income of $23.6 million and earnings per share of $0.14 for the first quarter of 2021
•	Adjusted EBITDA[1] of $130.5 million for the second quarter of 2021, compared with $54.6 million for the first quarter of 2021
•
Reported TCE[2] rates for Capesize and Panamax/Ultramax vessels of $29,372 per day and $18,987 per day, respectively, in the second quarter of 2021. Reported TCE rate for the whole fleet of $24,920 per day

•	Completed the previously announced acquisitions of 15 modern dry bulk vessels and three newbuildings, all of which have been delivered as of the date of this report
•
Signed agreements to refinance existing credit facility with Sterna Finance, securing up to $435 million of new long-term financing. The highly attractive terms of the refinancing will lower the average cash break even rate for the acquired vessels with an estimated $415 per day

•	Converted time charters from floating rates to average fixed rates of $33,250 gross until the second quarter of 2022 for three Capesize vessels (180k dwt)
•	In August 2021 terminated relationship with Capesize Chartering Ltd, taking full control of the Company's commercial activities on the Capesize vessels
•	Estimated TCE rates for the third quarter of 2021, based on contracted time charters and current spot fixtures on a load-to-discharge basis, are:
•	approximately $33,500 per day contracted for 71% of the available days for Capesize vessels;
•	approximately $22,900 per day contracted for 92% of the available days for Panamax vessels

We expect the spot TCEs for the full third quarter of 2021 to be lower than the TCEs currently contracted, due to the impact of ballast days at the end of the third quarter of 2021 as well as fluctuations in freight rates

•
Announces the appointment of Mr Ben Mills as Director of the Company to fill a vacancy. Mr Mills has extensive experience from the dry bulk market through tenures in Trafigura and the Baltic Exchange, particularly focusing on the Capesize segment. Mr Mills is currently Head of Dry Cargo in Seatankers Management Ltd, an affiliate of Hemen Holding Ltd, the Companys largest shareholder.

•	Announces a cash dividend of $0.50 per share for the second quarter of 2021

1Adjusted earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is a non-GAAP measure. A reconciliation of adjusted EBITDA to the most directly comparable GAAP measure is included in the back part of this report.
2TCE rate, or time charter equivalent rate, is a non-GAAP measure. A reconciliation of TCE rate to the most directly comparable GAAP measure is included in the back part of this report.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2021

Ulrik Andersen, Chief Executive Officer, commented:

“Golden Ocean’s result for the second quarter of 2021 reflects the dry bulk market’s strong underlying fundamentals, but also our strategy of maintaining a significant portion of our fleet exposed to the spot market. As pleased as we are with the net profit for the second quarter of 2021, we are more excited about what lies ahead. Our longer-term market outlook is positive based on the pace of the growth in the demand, coupled with slowing fleet growth through at least 2023. While in the short term, port and supply chain inefficiencies will continue to result in rate volatility and periods of exceptionally strong rates.

As evidenced this quarter with a $0.50 per share dividend, Golden Ocean intends to pay out a significant portion of the earnings. With no material capital expenses, no debt maturities or vessels on order, Golden Ocean, as the largest listed owner in the world, is well-positioned to continue to generate significant cash flows to the benefit of the shareholders.”

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2021

Fleet Development & Performance

As of the date of this report, the Company's fleet consists of 94 vessels, with an aggregate capacity of approximately 13.4 million dwt. The Company's fleet consists of:

a.	83 vessels owned by the Company (48 Capesize, 33 Panamax and two Ultramax vessels);
b.	Eight Capesize vessels chartered in on long-term leases with profit-sharing arrangements;
c.	Two ice-class Babycape vessels chartered in; and
d.	One Ultramax vessel chartered in.

In February 2021, the Company entered into a agreements to acquire 15 modern dry bulk vessels and three newbuildings for a total consideration of $752 million (the "Vessel Acquisitions") from affiliates of Hemen Holding Ltd., the Company's largest shareholder ("Hemen"). All vessels were delivered during the second quarter of 2021.

The acquired vessels are on average approximately one year old, and all are equipped with exhaust gas cleaning systems. The transaction significantly increases the Company’s commercial scale and further improves the Company’s average fuel consumption and emission profile.

In January 2021, the Company entered into an agreement to sell the Golden Saguenay, a Panamax vessel, to an unrelated third party for $8.4 million. The Company recorded an impairment loss of $4.2 million related to the sale of the vessel in the first quarter of 2021. Debt relating to the vessel of $5.2 million was repaid in the first quarter of 2021. The vessel was delivered to her new owners and final payment received in April 2021.

The Company's estimated TCE rates for the third quarter of 2021 are $33,500 per day for 71% of available days for Capesize vessels and $22,900 per day for 92% of available days for Panamax vessels. These estimates are forward looking statements and are based on time charter contracts entered by the Company as well as current spot fixtures on the load-to-discharge method, whereby revenue is recognized on a straight-line basis over the voyage from the commencement of loading to the completion of discharge. The actual TCE rates to be earned will depend on the number of contracted days and the number of ballast days at the end of the period when a vessel is sailing without cargo. According to the load-to-discharge accounting method, the Company will not be able to recognize revenue for any ballast days or uncontracted days at the end of the third quarter of 2021. At the same time, expenses for uncontracted days cannot be deferred and will be recognized.

In August 2021, the Company announced that it had terminated its relationship with Capesize Chartering Ltd. (“CCL”), a joint venture to coordinate the Capesize spot chartering services of Golden Ocean, Star Bulk, CTM and Bocimar. Exiting CCL will give the Company full control over its commercial activities and bring the Company closer to its customers in the Capesize segment.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2021

Corporate Development

On March 24, 2021, the Company entered into a $413.6 million loan agreement with Sterna Finance, an affiliate of Hemen, to partially finance the Vessel Acquisitions. The loan was fully drawn as of June 30, 2021, whereof $63.0 million was drawn in cash and $350.6 million is non-cash draw down.

In May 2021, the Company completed a subsequent share offering following a private placement in February 2021 to part finance the Vessel Acquisitions. A total of 2,710,377 new shares were issued in the subsequent share offering at NOK 53.00 per share, for gross proceeds of NOK 143.6 million (or approximately $16.9 million).

The Company announces today a cash dividend for the second quarter of 2021 of $0.50 per share. The record date for the dividend will be September 10, 2021. The ex-dividend date is expected to be September 9, 2021 and the dividend is payable on or about September 20, 2021.

Second Quarter 2021 Results

Second quarter 2021 income statements

The Company reported net income of $104.5 million and earnings per share of $0.52 for the second quarter of 2021, compared with net income of $23.6 million and earnings per share of $0.14 for the first quarter of 2021.

Adjusted EBITDA was $130.5 million for the second quarter of 2021, an increase of $75.9 million from $54.6 million for the first quarter of 2021.

Operating revenues were $275.7 million in the second quarter of 2021, an increase of $117.6 million from $158.1 million in the first quarter of 2021. Operating revenues were positively impacted by a decrease in the number of drydockings compared to the first quarter of 2021; three vessels were in drydock during the second quarter of 2021 compared to six vessels in drydock during the first quarter of 2021. In the second quarter of 2021, total off-hire days were 150 compared to 280 total off-hire days in the first quarter of 2021. Voyage expenses increased by $23.8 million to $63.0 million compared with $39.2 million in the first quarter of 2021 as a result of increased voyages, bunker consumption and prices, port expenses and commissions.

Other operating income under the Company's revenue sharing agreements was $2.9 million in the second quarter of 2021, an increase of $2.3 million from $0.6 million in the first quarter of 2021. The increase was due to a net gain under the Company's revenue sharing agreements with Capesize Chartering Ltd, a related party.

The Company achieved an average TCE rate for the fleet of $24,920 per day in the second quarter of 2021 compared with $15,886 per day in the first quarter of 2021.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2021

Ship operating expenses amounted to $50.3 million in the second quarter of 2021 compared with $48.6 million in the first quarter of 2021. In the second quarter of 2021, ship operating expenses consisted of $41.0 million in running and other sundry expenses (compared to $38.3 million of running expenses in the first quarter of 2021), $4.0 million in drydocking expenses ($5.3 million in the first quarter of 2021) and $5.3 million in estimated ship operating expenses on time charter-in contracts ($5.0 million in the first quarter of 2021). Running expenses mainly consisted of crew costs, repair and maintenance, spares and insurance. The quarterly increase in running expenses in the second quarter of 2021 was primarily due to the increase of the size of the fleet following the Vessel Acquisitions. The running expenses continue to be impacted by the ongoing COVID 19 pandemic.

Charter hire expenses were $33.2 million in the second quarter of 2021 compared with $13.9 million in the first quarter of 2021. The increase in charter hire expenses was mainly due to increased market rates combined with increased trading activity.

Administrative expenses increased to $4.6 million in the second quarter of 2021 compared with $4.1 million in the first quarter of 2021, primarily due to higher personnel expenses. Depreciation was $30.2 in the second quarter of 2021, an increase of $3.4 million compared to $26.8 million in the first quarter of 2021, mainly as a result of the vessel deliveries during the period. No impairment was recorded in the second quarter of 2021, compared to a $4.2 million impairment loss in the first quarter of 2021 resulting from the sale of the Golden Saguenay.

Net interest expense was $9.6 million in the second quarter of 2021, compared with $8.7 million in the first quarter of 2021. The increase was primarily driven by higher debt balances in the period as a result of draw down of debt under the Sterna Finance facility.

In the second quarter of 2021, the Company recorded a $14.6 million net gain on derivatives. This consisted of a gain of $16.8 million on forward freight derivatives, a gain of $0.3 million related to bunker and foreign currency hedges offset by a $2.4 million loss on the Company's USD interest rate swaps.

The Company recorded a gain from associated companies of $2.9 million in the second quarter of 2021, mainly related to a gain of $3.5 million from its investments in SwissMarine Pte. Ltd. ("SwissMarine"). In the second quarter of 2021, the Company recorded an unrealized mark to market loss of $0.5 million on shares in Eneti Inc. (NYSE:NETI), which was formerly named Scorpio Bulkers Inc.

Second quarter 2021 cash flow statements

Cash provided by operating activities amounted to $134.2 million, which included a positive working capital changes of $3.1 million. The positive change was mostly related to a release of $18.8 million bank deposit paid for Golden Fast in connection with her delivery from the shipyard in early April and was offset by a negative working capital change of $15.7 million relating to various other working capital items. The payment of $18.8 million to the shipyard for Golden Fast is presented under investing activity as part of payments for newbuildings in the second quarter of 2021.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2021

Total net cash used in investing activities was $288.3 million and included a $223.1 million payment for 15 vessels and a $72.8 million payment for three newbuildings acquired as part of Vessel Acquisitions. This was offset by proceeds from the disposal of Golden Saguenay of $8.1 million.

Net cash provided by financing activities was $0.4 million in the second quarter of 2021. This included a $63.0 million cash draw down on the $413.6 million Sterna facility for the purpose of final settlements with the shipyards for the three acquired newbuildings and net proceeds from the subsequent offering of $16.9 million. This was partially offset by dividends paid of $50.1 million, the repayment of ordinary debt installments of $21.3 million and repayment of finance leases of $8.1 million.

For the vessels acquired from Hemen, the final payment in the second quarter of 2021 amounted to the aggregate purchase price less the deposit paid in the first quarter of 2021, less the aggregate drawdown under the Sterna facility. The Sterna facility debt was fully drawn as of June 30, 2021, whereof $63.0 million is represented by a cash draw down and $350.6 million by a non-cash draw down.

Total cash, cash equivalents and restricted cash were $174.8 million as of June 30, 2021, which represented a decrease of $153.7 million compared with the quarter ended March 31, 2021.

Balance Sheet as of June 30, 2021

As of June 30, 2021, the Company had cash and cash equivalents of $174.8 million, including restricted cash balances of $20.2 million.

In the second quarter of 2021, the Company capitalized $757.3 million under vessel and equipment related to the Vessel Acquisitions. The initial consideration in connection with Vessel Acquisition of $752 million was financed by issued equity capital of $338.0 million and the $413.6 million Sterna facility. The additional $5.3 million paid in consideration mainly related to newbuilding supervision costs after delivery and an adjustment for early vessel deliveries.

As of June 30, 2021, the book value of long-term debt was $943.4 million, including the current portion of long-term debt of $85.1 million. In addition, the book value of related party long-term debt was $413.6 million, including current portion of long-term related party debt of $27.1 million.

The Dry Bulk Market

Momentum in freight market continued to increase in the second quarter of 2021, driven by strong demand growth across all dry bulk cargoes and most geographies and limited fleet growth. The ongoing recovery in global trade has been accompanied by inefficiencies and port congestion caused by the COVID-19 pandemic, reducing effective fleet capacity. In addition, extremely tight market conditions in the containership market continues to cause dry bulk vessels to carry cargoes that would otherwise be containerized. These factors have all contributed to the ongoing strength and improvement of the dry bulk market.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2021

In the second quarter of 2021, global dry bulk fleet utilization (calculated as total demand in tonne miles transported divided by total available fleet capacity) was 95.0%, a dramatic increase from 88.2% in the prior quarter and the highest level in more than a decade, according to Maritime Analytics. Total seaborne transportation of dry bulk goods was 1,186.9 mt in the second quarter of 2021, representing a 3.8% increase from 1,143 mt in the first quarter of 2021 and an 8.2% increase from 1,097 mt in the second quarter of 2020 when trade was impacted by the COVID-19 pandemic.

The dry bulk market recovery, which was led by China through much of 2020 and into the first quarter of 2021, has expanded globally, offsetting the impact of mid-year policy changes to China’s steel industry. In July, China ordered steel mills to cap output at 2020 levels and also not to exceed 2020 export levels, implying a year-over-year slowdown for the balance of 2021. Ex-China global steel production has continued to recover, growing by 15.3% in the second quarter of 2021 compared to the same period last year.

Chinese iron imports decreased slightly compared to the prior quarter as high prices favored the drawdown of port inventories over imports in the short term. Offsetting the decrease in imports, export volumes from Brazil to China increased by 15.3% in the second quarter of 2021 compared to the second quarter of 2020. Brazil represented 18.4% of total Chinese imports compared to 15.7% of imports in the second quarter of 2020. Increased Brazilian export volumes are a strong contributor to ton-mile demand, particularly for Capesize vessels and Brazilian mining company Vale, the world’s largest iron ore exporter, is guiding significant growth in export volumes in second half 2021.

Seaborne transportation of coal increased by 4.7% in the second quarter of 2021 compared to the prior quarter. Coking coal volumes increased by 6.9% compared to the prior quarter and 7.2% compared to the second quarter of 2020, despite a decline in Chinese imports related to the ban on imports of Australian coal. Much like with the iron ore trade, ongoing tensions between China and Australia has impacted China’s coking coal sourcing, resulting in longer sailing volumes that benefit ton mile demand. In the meantime, European coking coal imports have risen on the back of a strong rebound in steel production. Thermal coal volumes increased by 12.9% in the second quarter of 2021 compared to the same period in the prior year. Notably, thermal coal demand is expected to remain high in Asia as inventories are replenished ahead of the winter season. Despite China's ambition to reduce emissions from coal, China has stated that peak coal consumption will not occur until 2026, and greater than 70% of total Chinese electricity output is derived from coal.

Transportation of essential agribulks, which represented 12.9% of total seaborne volumes in the second quarter of 2021, increased by 4.4% compared to the second quarter of 2020. Other minor bulks grew by 11.3% compared to the second quarter of 2020.

The global fleet of dry bulk vessels amounted to 929.7 million dwt at the end of the second quarter of 2021 after net influx of 10.3 million dwt in the quarter, compared to 15.8 million dwt in the second quarter of 2020. The orderbook stood at 5.7% at quarter end, the lowest level since 1991.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2021

Strategy and Outlook
Global trade growth remains strong and freight has further strengthened thus far in 2021. Although challenges remain as various countries suffer through incremental waves of COVID-19 cases brought on by new variants of the virus, the combination of healthy dry bulk demand growth and slowing fleet growth is supportive of a positive market outlook in the coming years.

The International Monetary Fund ("IMF"), expects global GDP to recover by 6.0% in 2021, unchanged from their prior forecast, and to grow by a further 4.9% in 2022 on the back of momentum in developed economies, particularly the United States. GDP growth forecasts from emerging and developing Asian economies were revised down slightly for 2021, and GDP growth from these economies is projected to increase by 6.3% in 2021 and 5.2% in 2022. The recent downward revision in the IMF’s 2021 GDP growth forecast for emerging market and developing economies was accompanied by an upwards revision in the 2022 forecast, largely due to revisions in the timing of recovery in India.

After growing by 4.3% in 2020 and 4.2% per year on average over the last decade, the global dry bulk fleet is forecast to grow by 3.2% in 2021, 2.1% in 2022 and 2.7% in 2023.  An orderbook at a 30-year low as a percentage of the operating fleet is highly supportive of expectations for moderate fleet growth. Since the start of 2021, only 14.7 million dwt of new Capesize and Panamax vessels, or approximately 2.5% of the global fleet as of the start of the year, have been ordered. While newbuild ordering has increased as the market has strengthened, orders have not come from speculative buyers, and many are likely part of the natural vessel replacement cycle. Of note, 20 out of the 46 Capesize vessels ordered in 2021 are able to utilize LNG for propulsion. Along with the increase in steel prices, the additional technical complexity of these vessels has driven newbuilding prices sharply higher in 2021.

The Company does not anticipate a dramatic surge in newbuilding order given the recent sharp rise in newbuilding prices, scarcity of competitive financing, and, importantly, increased ordering of highly complex next-generation vessels in other shipping segments that have placed capacity limits on shipyards globally. In 2022, gross fleet growth in the Capesize and Panamax segments is expected to decline significantly to 2.7% and 2.9%, respectively. This assumes all vessels are delivered on schedule, no additional orders are placed and no vessels are demolished. Demolition candidates exist within the fleet, although it is unlikely many of these will be scrapped given the market backdrop. It is still worth noting that approximately 18% of the global Capesize fleet is 15 years old or greater, and the vast majority of these vessels have high fuel consumption and have not been retrofitted with exhaust gas cleaning systems to reduce sulphur emissions. These older, less fuel-efficient vessels will ultimately no longer be economical to operate.  Combined, these factors may lead to a sustained period of muted fleet growth.

Based on the Company's market outlook, it maintains significant spot market exposure and operating leverage to what we believe will be a period of sustained strength in the dry bulk market. We anticipate that a global recovery extending through 2022, coupled with modest fleet growth during the same period will sustain extremely profitable freight rates. With a best-in-class fleet focused exclusively on large vessel classes and no unfinanced capital expenditure commitments, Golden Ocean is very well-positioned to generate significant cash flow and create value for our shareholders. The Board of Directors remains committed to returning value to its shareholders through dividends. While the amount and timing of any future dividend payments will be based on Company’s results, investment opportunities and the prevailing market conditions, it is the Company’s intent to distribute a significant portion of its earnings in line with the Company’s current strong market expectations.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2021

The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
August 26, 2021

Questions should be directed to:
Ulrik Andersen: Chief Executive Officer, Golden Ocean Management AS
+ 47 22 01 73 53

Peder Simonsen: Chief Financial Officer, Golden Ocean Management AS
+47 22 01 73 45
Forward-Looking Statements
Matters discussed in this earnings report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995, or the PSLRA, provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company is taking advantage of the safe harbor provisions of the PSLRA and is including this cautionary statement in connection therewith. This document and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect the Company’s current views with respect to future events and financial performance. This earnings report includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.” The Company cautions that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,” “would,” “could” and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2021

In addition to these important factors and matters discussed elsewhere herein, important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements, include among other things: the Company’s future operating or financial results; the Company’s continued borrowing availability under its debt agreements and compliance with the covenants contained therein; the Company’s ability to procure or have access to financing, the Company’s liquidity and the adequacy of cash flows for the Company’s operations; the Company’s ability to successfully employ its existing and newbuilding dry bulk vessels and replace its operating leases on favorable terms, or at all; changes in the Company’s operating expenses and voyage costs, including bunker prices, fuel prices (including increases costs for low sulfur fuel), dry docking, crewing and insurance costs; the Company’s ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of the Company’s vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue); planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs; risks associated with vessel construction; the Company’s expectations regarding the availability of vessel acquisitions and its ability to complete acquisition transactions planned; vessel breakdowns and instances of off-hire; potential differences in interest by or among certain members of the Company’s board of directors, or the Board, executive officers, senior management and shareholders; potential liability from pending or future litigation; potential exposure or loss from investment in derivative instruments; general dry bulk shipping market trends, including fluctuations in charter hire rates and vessel values; changes in supply and demand in the dry bulk shipping industry, including the market for the Company’s vessels and the number of newbuildings under construction; the strength of world economies; stability of Europe and the Euro; fluctuations in interest rates and foreign exchange rates; changes in seaborne and other transportation; changes in governmental rules and regulations or actions taken by regulatory authorities; general domestic and international political conditions; potential disruption of shipping routes due to accidents or political events; and other important factors described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F for the year ended December 31, 2020.

The Company cautions readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events. These forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2021

INTERIM FINANCIAL INFORMATION

SECOND QUARTER 2021

Index
Unaudited Interim Condensed Consolidated Statements of Operations

Unaudited Interim Condensed Consolidated Balance Sheets

Unaudited Interim Condensed Consolidated Cash Flow Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

Selected Notes to the Unaudited Interim Condensed Consolidated Financial Statements

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2021

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Operations
(in thousands of $, except per share data)	Three months ended June 30, 2021	Three months ended March 31, 2021	Three months ended June 30, 2020	Six months ended June 30, 2021	Six months ended June 30, 2020
Operating revenues
Time charter revenues	127,198	78,320	43,684	205,518	86,250
Voyage charter revenues	148,047	79,176	72,013	227,223	166,382
Other revenues	457	557	549	1,014	1,022
Total operating revenues	275,702	158,053	116,246	433,755	253,654

Other operating income (expenses)	2,910	649	(1,624)	3,559	2,362

Operating expenses
Voyage expenses and commissions	62,955	39,233	47,453	102,188	107,705
Ship operating expenses	50,283	48,617	44,702	98,900	100,159
Charter hire expenses	33,152	13,920	12,252	47,072	29,239
Administrative expenses	4,605	4,115	3,350	8,720	6,594
Impairment loss on right of use assets	—	—	—	—	94,233
Impairment loss on vessels	—	4,187	—	4,187	—
Depreciation	30,248	26,798	27,018	57,046	56,081
Total operating expenses	181,243	136,870	134,775	318,113	394,011

Net operating income (loss)	97,369	21,832	(20,153)	119,201	(137,995)

Other income (expenses)
Interest income	79	175	112	254	786
Interest expense	(9,665)	(8,889)	(12,814)	(18,554)	(27,913)
Gain (loss) on derivatives	14,631	9,024	(441)	23,655	(23,397)
Equity results of associated companies	2,866	667	(5,221)	3,533	(2,564)
Other financial items	(755)	790	(2,724)	35	(10,938)
Net other (expenses) income	7,156	1,767	(21,088)	8,923	(64,026)
Net income (loss) before income taxes	104,525	23,599	(41,241)	128,124	(202,021)
Income tax expense	30	20	40	50	80
Net income (loss)	104,495	23,579	(41,281)	128,074	(202,101)

Per share information:
Earnings (loss) per share: basic $	$0.52	$0.14	$(0.29)	$0.70	$(1.41)
Earnings (loss) per share: diluted $	$0.52	$0.14	$(0.29)	$0.69	$(1.41)

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2021

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Balance Sheets
(in thousands of $)	As of June 30, 2021	As of March 31, 2021	As of December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	154,655	309,110	153,093
Restricted cash	20,162	19,436	22,009
Other current assets	190,345	156,415	109,427
Total current assets	365,162	484,961	284,529
Vessels and equipment, net	2,964,677	2,233,485	2,267,686
Vessels held for sale	—	8,148	9,504
Newbuildings	—	43,602	—
Finance leases, right of use assets, net	106,069	109,795	113,480
Operating leases, right of use assets, net	19,550	21,175	22,739
Other long term assets	27,218	88,114	23,129
Total assets	3,482,676	2,989,280	2,721,067

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	85,062	85,414	87,831
Current portion of long-term related party debt	27,058	—	—
Current portion of finance lease obligations	24,197	23,832	23,475
Current portion of operating lease obligations	16,173	16,677	16,783
Other current liabilities	151,759	113,103	113,586
Total current liabilities	304,249	239,026	241,675
Long-term debt	858,307	878,620	957,652
Long-term related party debt	386,542	—	—
Non-current portion of finance lease obligations	115,340	121,547	127,730
Non-current portion of operating lease obligations	18,400	21,684	25,254
Total liabilities	1,682,838	1,260,877	1,352,311
Equity	1,799,838	1,728,403	1,368,756
Total liabilities and equity	3,482,676	2,989,280	2,721,067

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2021

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Cash Flow Statements
(in thousands of $)	Three months ended June 30, 2021	Three months ended March 31, 2021	Three months ended June 30, 2020	Six months ended June 30, 2021	Six months ended June 30, 2020
Net income (loss)	104,495	23,579	(41,281)	128,074	(202,101)
Adjustments to reconcile net income (loss) to net cash provided by operating activities;
Depreciation	30,248	26,798	27,018	57,046	56,081
Impairment loss on right of use assets	—	—	—	—	94,233
Impairment loss on vessels	—	4,187	—	4,187	—
Dividends from associated companies	—	—	—	—	450
Equity results from associated companies	(2,866)	(667)	5,221	(3,533)	2,564
Amortization of time charter party out contracts	(68)	1,078	3,082	1,010	7,057
Mark to market value on derivatives	139	(10,546)	3,036	(10,407)	28,403
Other, net	(893)	(2,533)	901	(3,426)	9,062
Change in operating assets and liabilities	3,124	(35,318)	18,062	(32,194)	15,461
Net cash provided by (used in) operating activities	134,179	6,578	16,039	140,757	11,210

Investing activities
Additions to vessels and right of use assets	(223,642)	(65,300)	(7,188)	(288,942)	(23,809)
Additions to newbuildings	(72,843)	(43,602)	—	(116,445)	—
Proceeds from sale of vessels	8,148	9,504	—	17,652	—
Other investing activities, net	11	11	5,361	22	4,406
Net cash provided by (used in) investing activities	(288,326)	(99,387)	(1,827)	(387,713)	(19,403)

Financing activities
Repayment of long-term debt	(21,266)	(82,041)	(23,447)	(103,307)	(45,394)
Proceeds from long term debt	62,975	—	—	62,975	18,000
Net proceeds from share distributions	—	574	—	574	—
Debt fees paid	—	—	—	—	—
Net proceeds from share issuance	16,885	335,340	—	352,225	—
Dividends paid	(50,104)	—	—	(50,104)	(7,164)
Lease incentives received	—	—	—	—	17,500
Repayment of finance leases	(8,071)	(7,621)	(15,129)	(15,692)	(33,911)
Net cash provided by (used in) financing activities	419	246,252	(38,576)	246,671	(50,969)
Net change	(153,728)	153,443	(24,364)	(285)	(59,162)
Cash, cash equivalents and restricted cash at start of period	328,545	175,102	128,446	175,102	163,244
Cash, cash equivalents and restricted cash at end of period	174,817	328,545	104,082	174,817	104,082

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2021

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Changes in Equity
(in thousands of $)	Six months ended June 30, 2021	Six months ended June 30, 2020
Number of shares outstanding
Balance at beginning of period	143,327,697	143,277,697
Shares issued	56,917,924	—
Distribution of treasury shares	170,000	—
Balance at end of period	200,415,621	143,277,697

Share capital
Balance at beginning of period	7,215	7,215
Shares issued	2,846	—
Balance at end of period	10,061	7,215

Treasury shares
Balance at beginning of period	(5,386)	(5,669)
Share distribution	964	—
Balance at end of period	(4,422)	(5,669)

Additional paid in capital
Balance at beginning of period	979	715
Shares issued	349,379	—
Stock option expense	313	53
Transfer to contributed surplus	(350,671)	—
Balance at end of period	—	768

Contributed capital surplus
Balance at beginning of period	1,732,670	1,739,834
Distributions to shareholders	(50,104)	(7,164)
Transfer to contributed surplus	350,671	—
Balance at end of period	2,033,237	1,732,670

Accumulated deficit
Balance at beginning of period	(366,722)	(228,704)
Distribution treasury shares	(390)	—
Adjustment on adoption of ASC 326 and other	—	(234)
Net income (loss)	128,074	(202,101)
Balance at end of period	(239,038)	(431,039)

Total equity	1,799,838	1,303,945

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2021

GOLDEN OCEAN GROUP LIMITED
SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. General
Golden Ocean Group Limited (the "Company" or "Golden Ocean") is a Bermuda incorporated shipping company specializing in the transportation of dry bulk cargoes. The Company's ordinary shares are listed on the Nasdaq Global Select Market with a secondary listing on the Oslo Stock Exchange.

2. Accounting policies

Basis of accounting

The unaudited condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The unaudited condensed consolidated financial statements do not include all of the disclosures required in the annual and interim consolidated financial statements and should be read in conjunction with the Company’s annual financial statements included in the Company’s annual report on Form 20-F for the year ended December 31, 2020, which was filed with the U.S. Securities and Exchange Commission on March 18, 2021.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2020.

3. Earnings per share

Basic earnings per share amounts for the three and six months ended June 30, 2021 are based on the weighted average number of shares outstanding of 199,402,953 and 184,147,008, respectively. The Company's treasury shares have been weighted for the portion of the period they were outstanding.

As of June 30, 2021, total outstanding share options were 1,120,000, which for the three and six months ended June 30, 2021, were dilutive under the treasury stock method by 405,634 and 276,068 shares respectively.

4. Amortization of favorable charter party contracts

Favorable time charter-out contracts that were acquired as a result of the merger (the "Merger") between Knightsbridge Shipping Limited and the former Golden Ocean Group Limited on March 31, 2015 had a carrying value of $1.9 million as of June 30, 2021. Operating revenues and net income in the six months ended June 30, 2021, have been reduced by $2.1 million, as a result of the amortization of these favorable time charter-out contracts.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2021

5. Vessels and equipment, net

In February 2021, the Company entered into an agreement to acquire 15 modern dry bulk vessels and three newbuildings for a total consideration of $752 million from affiliates of Hemen Holding Ltd, the Company’s largest shareholder (the “Vessel Acquisitions”). The Vessel Acquisitions have been accounted for as an asset acquisition rather than a business combination as substantially all the fair value of the gross assets acquired on closing of the Vessel Acquisitions is concentrated in the value of the vessels, being a group of similar identifiable assets.

In aggregate the Company capitalized $757.4 million under vessel and equipment related to the 15 vessels and three newbuildings that the Company took delivery of during the second quarter. In connection with the acquisition of vessels from Hemen, the Company acquired certain unfavorable time charter-out contracts. The contracts were valued to net $2.2 million, which were capitalized as vessel cost and recorded as a liability. Further, $1.0 million is expected to be paid to Hemen due to delivery of vessels not within delivery window set out in purchase agreements, this additional settlement was capitalized as part of the purchase price.

With reference to note 6 'Newbuildings', the Company paid $2.1 million for newbuilding technical supervision and other costs.

In January 2021, the Company entered into an agreement to sell the Golden Saguenay, a Panamax vessel, to an unrelated third party for $8.4 million. The vessel was delivered to her new owners in April 2021. In the six months ended June 30, 2021, the Company recorded an impairment loss of $4.2 million related to the sale.

For the six months ended June 30, 2021, the Company capitalized $1.2 million in total in relation to the installation of ballast water treatment systems on its owned vessels.

6. Newbuildings

As part of Vessel Acquisition the Company acquired three newbuildings through acquisition of shares of three special purpose companies ("SPCs") with shipbuilding contracts (Golden Spray, Golden Fast and Golden Furious). Total consideration transferred for the shares in the SPCs amounted to $44.2 million, representing the purchase price, less remaining capital expenditure commitments. The consideration included $0.6 million working capital payment which was not recorded as ‘Newbildings’ In total, final payments to the shipyards for all three newbuildings gross of liquidated damages amounted to $68.4 million, liquidated damages of $2.2 million received from the shipyards were reimbursed to Hemen. In addition, the Company paid $2.1 million for newbuilding technical supervision costs. Total newbuilding balance of $116.4 million was transferred to Vessel and Equipment upon delivery of the newbuildings in the period.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2021

7. Leases

As of June 30, 2021, the Company had 11 vessels chartered-in long-term where the Company is the lessee. Seven of eight vessels chartered in from SFL Corporation Ltd. (NYSE: SFL) ("SFL"), a related party, were classified as finance leases. For the six months ended June 30, 2021, the Company made a total repayment of $15.7 million for SFL leases.

8. Equity securities

The Company has an investment in Eneti Inc., a company engaged in marine based renewable energy and listed on the New York Stock Exchange (NYSE: NETI) ("Eneti"). Eneti was, until February 2021, named Scorpio Bulkers Inc., and was engaged in dry bulk shipping. In the second quarter of 2021, the Company recognized a loss of $0.5 million based on the development of Eneti's share price. The mark to market loss is reported under other financial items in the Company's condensed consolidated statements of operations.

The Company has an equity investment of 17.5% of the shares in SwissMarine, a dry bulk freight operator. The Company accounts for this investment under the equity method, and the book value of the investment amounted to $19.5 million as of June 30, 2021. For the three months ended June 30, 2021, the Company recorded equity in earnings of SwissMarine of $3.5 million. The Company had provided a $10.7 million subordinated shareholder loan with a five-year term to SwissMarine. As of June 31, 2021, the outstanding amount of the loan is $5.35 million.

The Company has an equity investment of 10% of the shares in TFG Marine Ltd, a bunkering procurement joint venture company between Golden Ocean, Frontline and Trafigura. The Company accounts for this investment under the equity method and the loss for the period of $0.6 million has been recorded as a reduction of book value of investments. The Company has also provided a shareholder loan of $0.9 million to TFG Marine with a five-year term, maturing in 2024.

9. Long-term external and related party debt

As of June 30, 2021, the Company’s book value and outstanding principal of long-term bank debt was $943.4 million and $950.7 million, respectively. The current portion of long-term debt was $85.1 million.

On March 24, 2021, the Company entered into $413.6 million loan agreement with Sterna Finance Ltd. to finance the debt portion of the Vessels Acquisition. The debt was fully drawn during the period, and the related party debt balance as of June 30, 2021 amounted to $413.6 million, whereof $63.0 million was drawn in cash and $350.6 million is non-cash draw down.

With reference to Note 13 Subsequent events, the debt was fully refinanced in August 2021.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2021

10. Share capital

As of June 30, 2021, the Company had 201,190,621 issued and 200,415,621 outstanding common shares, each with a par value of $0.05. Additionally, the Company held 775,000 shares in treasury.

In February 2021, the Company completed the Private Placement, which raised gross proceeds of NOK 2,873 million, or approximately $338 million through the placing of 54,207,547 new shares at a subscription price of NOK 53.00 per offer share. Net proceeds from the Private Placement after deduction of legal and other placement related costs amounted to $335.3 million.

In May 2021, the Company completed subsequent offering following the private placement and issued 2,710,377 new shares at NOK 53.00 per share, raising gross proceeds of NOK 143.6 million (or approximately $16.9 million). Net proceeds from the subsequent offering after deduction of legal and other placement related costs amounted to $16.9 million.

In May 2021, at the Company’s Annual General Meeting, the shareholders approved a reduction of Additional Paid in Capital account, and as such $350.7 million was transferred from Additional Paid in Capital to Contributed Surplus.

In the second quarter ended June 30, 2021, the Company paid an aggregate of $50.1 million in dividends related to the first quarter of 2021 to our shareholders, or $0.25 per share.

11. Related party transactions

The Company’s most significant related party transactions are with SFL, a company under the significant influence of the Company’s largest shareholder. With reference to Note 7 (Leases), the Company leased eight vessels from SFL during the second quarter of 2021.

In addition to charter hire for the eight leases from SFL, other amounts charged by related parties primarily include general management fees and charter hire for short-term charters. Amounts earned from other related parties primarily include commercial management fees.

With reference to Note 5 (Vessels and equipment, net), in February 2021, the Company entered into a Heads of Agreement to acquire 15 modern dry bulk vessels and three newbuildings for a total consideration of $752 million from affiliates of Hemen, a related party.

With reference to Note 9 (Long-term external and related party debt), the Company entered into $413.6 million loan agreement with Sterna Finance Ltd. to finance the debt portion of the Vessels Acquisition. The related party debt balance as of June 30, 2021, amounted to $413.6 million.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2021

With reference to Note 8 (Equity securities), the Company had provided SwissMarine with a $10.7 million subordinated shareholder loan with a five-year term and TFG Marine with a $0.9 million shareholder loan with a five-year term. In May 2020, the subordinated shareholder loan was partially repaid by SwissMarine. The outstanding balance of the shareholder loan as of June 30, 2021, amounts to $5.35 million.
The Company has under the agreement with TFG Marine incurred costs of $72.4 million in relation to bunker procurement in the six months ended June 30, 2021. As of June 30, 2021, amounts payable to TFG Marine amounted to $15.4 million.

12. Commitment and contingencies

With reference to Note 8 (Equity securities), the Company has issued a $20.0 million guarantee in respect of the performance of its subsidiaries under a bunker supply arrangement with TFG Marine. As of June 30, 2021, there is no exposure under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura group and becomes payable, the Company shall pay an amount equal to its equity proportion of that amount payable. The maximum liability under this guarantee is $4.0 million. There are no amounts payable under this guarantee as of June 30, 2021.

13. Subsequent events

In August 2021, the Company signed a sale-and-leaseback agreement in an amount of up to $260.0 million (depending on fleet valuations) with a leading Chinese leasing company for twelve vessels acquired as part of Vessel Acquisition to part refinance the Sterna Finance facility. The lease financing has a tenor of seven years, carries an interest rate of LIBOR plus a margin of 200 basis points, has an age adjusted amortization profile of 22 years and includes purchase options for the Company throughout the term, with a purchase obligation at the end of the term.

Further, the Company has signed a $175 million credit facility financing six Newcastlemax vessels, thus fully refinancing the Sterna facility. The facility has a five-year tenor and 19 year age adjusted repayment profile and carries an interest rate of LIBOR plus a margin of 190 basis points. The facility includes a $50 million revolving credit tranche, which will be drawn fully upon closing.

In August 2021 the Company terminated relationship with Capesize Chartering Ltd., increasing the number of vessels under the Company’s day-to-day commercial control.

On August 26, 2021, the Company's Board of Directors determined to announce a cash dividend to the Company's shareholders of $0.50 per share.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2021

(A) Reconciliation of Net Income (loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA represents net income (loss) plus net interest expense, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-cash other items that the Company believes are not indicative of the ongoing performance of its core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by accounting principles generally accepted in the United States of America ("GAAP") and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of the Company’s operating performance or liquidity required by GAAP.

The Company’s presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of the Company’s operating performance by providing information regarding the Company’s ongoing performance that exclude items the Company believes do not directly affect the Company’s core operations and enhancing the comparability of the Company’s ongoing performance across periods. The Company’s management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of the Company’s core operations and facilitate comparison of the Company’s operating performance to the operating performance of its peers. Additionally, the Company’s management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company’s operating performance. While the Company believes these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by the Company may not be comparable to similar measures used by other companies.

The Company presents Adjusted EBITDA in addition to EBITDA because Adjusted EBITDA eliminates the impact of additional non-cash and other items not associated with the ongoing performance of the Company’s core operations. To derive adjusted EBITDA, the Company has excluded certain gains/losses such as those related to sale of vessels, sale of investments in associates, bargain purchase gain arising on consolidation, impairments on vessels, right of use assets and marketable securities, mark to market of derivatives and other financial items that it believes further reduce the comparability of the ongoing performance of the Company’s core operations across periods.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2021

(in thousands of $)	Three months ended June 30, 2021	Three months ended March 31, 2021	Three months ended June 30, 2020	Six months ended June 30, 2021	Six months ended June 30, 2020
Net income (loss)	104,495	23,579	(41,281)	128,074	(202,101)
Interest income	(79)	(175)	(112)	(254)	(786)
Interest expense	9,665	8,889	12,814	18,554	27,913
Income tax expense	30	20	40	50	80
Depreciation	30,248	26,798	27,018	57,046	56,081
Amortization of time charter party out contracts	(68)	1,078	3,082	1,010	7,057
Earnings before Interest Taxes Depreciation and Amortization	144,290	60,189	1,561	204,480	(111,756)
Impairment loss on right of use assets	—	—	—	—	94,233
Impairment loss on vessels	—	4,187	—	4,187	—
Gain from disposal of associated companies	—	—	—	—	—
(Gain) loss on derivatives	(14,631)	(9,024)	441	(23,655)	23,397
Other financial items	799	(762)	2,196	37	10,609
Adjusted Earnings before Interest Taxes Depreciation and Amortization	130,459	54,590	4,198	185,049	16,483

(B) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

(i) Time Charter Equivalent Revenue:

Consistent with general practice in the shipping industry, the Company uses TCE income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. The Company defines TCE income as operating revenues less voyage expenses and commission plus amortization of favorable charter party contracts (being the fair value above market of acquired time charter agreements upon the completion of the merger with Knightsbridge Shipping Limited as explained in previous reports). Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of the Company's vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2021

(in thousands of $)	Three months ended June 30, 2021	Three months ended March 31, 2021	Three months ended June 30, 2020	Six months ended June 30, 2021	Six months ended June 30, 2020
Total operating revenues	275,702	158,053	116,246	433,755	253,654
Add: Amortization of time charter party out contracts	(68)	1,078	3,082	1,010	7,057
Add: Other operating income (expenses)	2,910	649	(1,624)	3,559	2,362
Less: Other revenues*	457	557	549	1,014	1,022
Net time and voyage charter revenues	278,087	159,223	117,155	437,310	262,051
Less: Voyage expenses & commission	62,955	39,233	47,453	102,188	107,705
Time charter equivalent income	215,132	119,990	69,702	335,122	154,346

*adjustment includes management fee revenue and other non-voyage related revenues recognized under other revenues.

(ii) Time Charter Equivalent Rate:

Time charter equivalent rate ("TCE rate") represents the weighted average daily TCE income of the Company's entire operating fleet.

TCE rate is a measure of the average daily income performance. The Company's method of calculating TCE rate for each vessel type is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in the Company's possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in the Company's possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in the Company's possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2021

in thousands of $, except for TCE rate and days)	Three months ended June 30, 2021	Three months ended March 31, 2021	Three months ended June 30, 2020	Six months ended June 30, 2021	Six months ended June 30, 2020
TCE Income Capesize vessels	144,862	75,895	41,926	220,757	90,168
TCE Income Panamax vessels and Ultramax vessels	70.270	44,095	27,776	114,365	64,178
Total Time charter equivalent income	215,132	119,990	69,702	335,122	154,346

in days
Fleet onhire days Capesize vessels	4,932	4,569	4,389	9,501	8,523
Fleet onhire days Panamax and Ultramax vessels	3,701	2,984	3,548	6,685	7,056
Total Fleet onhire days	8,633	7,553	7,937	16,186	15,579
in $ per day
TCE per day Capesize vessels	29,372	16,611	9,553	23,235	10,579
TCE per day Panamax and Ultramax vessels	18,987	14,777	7,829	17,108	9,096
Time charter equivalent rate	24,920	15,886	8,782	20,704	9,907

GOLDEN OCEAN GROUP LIMITED, SECOND QUARTER 2021